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                           October 6, 2020

       Bobak Azamian
       Chief Executive Officer
       Tarsus Pharmaceuticals, Inc.
       15440 Laguna Canyon Road
       Irvine, CA 92618

                                                        Re: Tarsus
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            File No. 333-249076

       Dear Dr. Azamian:

               We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Our Approach: TP-03, page 3

   1. We note your response to our prior comment number 4. Please revise the disclosure on page 6 to further
clarify the intended mechanism of TP-05. Additionally, provide balancing disclosure to
this approach, including that a minimum amount of people would need to take TP-05 to
achieve herd protection.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bobak Azamian
Tarsus Pharmaceuticals, Inc.
October 6, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameBobak Azamian
                                                           Division of
Corporation Finance
Comapany NameTarsus Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
October 6, 2020 Page 2
cc:       Ryan Gunderson
FirstName LastName